Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended
	March 31	Years Ended December 31
	2016	2015*	2014*	2013*	2012*	2011*
Earnings Available for Fixed Charges
Income before income tax and noncontrolling interests that have not incurred fixed charges	$57.4	175.5	122.2	89.6	59.4	63.5
Undistributed equity earnings	0.6	(0.1)	—	—	—	—
Fixed charges, excluding capitalized interest	10.1	34.5	5.3	0.3	—	—
	$68.1	209.9	127.5	89.9	59.4	63.5

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$9.9	33.9	5.3	0.3	—	—
Capitalized interest	1.3	11.1	1.7	—	—	—
Interest portion of rental expense	0.2	0.6	—	—	—	—
	$11.4	45.6	7.0	0.3	—	—

Ratio of Earnings to Fixed Charges	6.0	4.6	18.2	299.7	N/A	N/A
*Prior-period financial information has been retrospectively adjusted for the acquisitions of businesses under common control.